EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-139551, 333-37207, 333-54440 and 333-64135 on Form S-8 of our report dated February 19, 2008, relating to the consolidated financial statements and financial statement schedules of CNA Surety Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the changes in the method of accounting for defined benefit postretirement plans and for stock-based compensation in 2006), and of our report dated February 19, 2008 on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of CNA Surety Corporation and subsidiaries for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 19, 2008